United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. Quarterly Financial Information (ITR) as of September 30, 2007 and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION	Corporate Legislation
QUARTERLY INFORMATION - ITR	Period - 09/30/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT		03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho		29.197-900
04 - CITY		05 - STATE
Aracruz		Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2844	--
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2272 - 3 rd and 4 th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)		05 - CITY		06 - STATE
01.452-000		São Paulo		SP
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4194	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275
16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER
1 – BEGINNING	2 – ENDING	3 – NUMBER	4 – BEGINNING	5 – ENDING	6 – NUMBER	7 – BEGINNING	9 – ENDING
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 – NAME / ACCOUNTANT CORPORATE NAME					10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes					00385-9
11 – NAME OF THE TECHNICAL RESPONSIBLE					12 – CPF Nº
Amauri Froment Fernandes					174.625.417-34

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	09/30/2007	06/30/2007	09/30/2006
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

Page: 1

01.06 - SOCIETY CHARACTERISTICS
1 - TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION
IN OPERATION
3 – NATURE OF STOCK CONTROL
PRIVATE NATIONAL
4 – ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY
5 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP
6 – TYPE OF CONSOLIDATED
TOTAL
7 - AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01 - ITEM	02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT BEGAIN	6 - STOCK TYPE	7 - STOCK OF VALUE
01	RD	09/18/2007	Interests On Stockholders’ Capital	10/17/2007	ON	0,6984293796
02	RD	09/18/2007	Interests On Stockholders’ Capital	10/17/2007	PNA	0,7682723176
03	RD	09/18/2007	Interests On Stockholders’ Capital	10/17/2007	PNA	0,7682723176

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
1 – ITEM	2 – DATE OF CHANGE	3 - VALUE OF THE SUBSCRIBED CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 – AMOUNT OF OUTSTANDING STOCKS (THOUSAND)	8 – VALUE PER SHARE ON THE ISSUE DATE (REAL)
01	04/24/2007	2,871,781	1,017,275	REVENUE RESERVES	--	--

01.10 - DIRECTOR OF INVESTOR RELATIONS
01 - DATE	02 – SIGNATURE
10/08/2007	/s/ Isac Roffé Zagury

Page: 2

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2007	4 – DATE – 06/30/2007
1	TOTAL ASSETS	10,340,218	9,774,089
1.1	CURRENT ASSETS	1,497,356	1,221,128
1.1.1	CASH AND CASH EQUIVALENTS	67,352	2,137
1.1.2	CREDITS	426,877	383,336
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	198,643	149,391
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	163,633	111,464
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	21,170	25,498
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	13,840	12,429
1.1.2.2	CREDITS OTHERS	228,234	233,945
1.1.2.2.1	EMPLOYEES	7,846	5,211
1.1.2.2.2	SUPPLIERS	5,954	3,760
1.1.2.2.3	SUBSIDIARIES	1,335	3
1.1.2.2.4	TAXES	212,656	224,477
1.1.2.2.5	OTHERS	443	494
1.1.3	INVENTORIES	203,791	205,392
1.1.3.1	SUPPLIES	96,935	98,966
1.1.3.2	RAW MATERIALS	67,000	56,840
1.1.3.3	FINISHED GOODS	39,782	49,316
1.1.3.5	OTHERS	74	270
1.1.4	OTHERS	799,336	630,263
1.1.4.1	SHORT TERM INVESTMENTS	770,420	626,433
1.1.4.2	PREPAID EXPENSES	28,916	3,820
1.1.4.3	OTHERS	0	10
1.2	CURRENT NOT ASSETS	8,842,862	8,552,961
1.2.1	LONG-TERM ASSETS	377,991	328,657
1.2.1.1	OTHERS CREDITS	301,494	285,395
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	38,048	0
1.2.1.1.2	SUPPLIERS	228,514	222,631
1.2.1.1.3	TAXES	34,932	62,764
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	8,327	6,725
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	8,327	6,725
1.2.1.2.3	OTHERS	0	0

Page: 3

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2007	4 – DATE – 06/30/2007
1.2.1.3	OTHERS	68,170	36,537
1.2.1.3.1	DEBT SECURITIES	5,948	5,876
1.2.1.3.2	UNREALIZED GAIN FROM CURRENCY INTEREST RATE IN DERIVATIVE	31,435	0
1.2.1.3.3	ESCROW DEPOSITS	30,787	30,661
1.2.2	FIXED ASSETS	8,464,871	8,224,304
1.2.2.1	INVESTMENTS	3,263,221	3,203,343
1.2.2.1.1	IN AFFILIATES	19,174	19,375
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	3,231,418	3,171,341
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,741	9,741
1.2.2.1.5	OTHER COMPANIES	2,888	2,888
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,002,892	4,793,413
1 2.2.2.1	LAND	931,584	853,267
1.2.2.2.2	BUILDINGS	456,197	454,827
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,052,084	2,104,127
1.2.2.2.4	FORESTS	994,504	940,353
1.2.2.2.5	PROGRESS FOR SUPPLIER	38,273	62,251
1.2.2.2.6	CONSTRUCTION IN PROGRESS	436,370	282,345
1.2.2.2.7	OTHER S	93,880	96,263
1.2.2.4	DEFERRED CHARGES	198,758	227,548
1.2.2.4.1	INDUSTRIAL	1,749	2,395
1.2.2.4.2	GOODWILL ARISING ON INCORPORATION OF ENTITY	197,009	225,153

Page: 4

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2007	4 – DATE – 06/30/2007
2	TOTAL LIABILITIES	10,340,218	9,774,089
2.1	CURRENT LIABILITIES	625,445	707,383
2.1.1	LOANS AND FINANCING	173,638	156,508
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	185,809	147,375
2.1.4	TAXES	63,200	69,514
2.1.5	DIVIDENDS PAYABLE	79,618	80,528
2.1.6	PROVISIONS	52,038	40,051
2.1.6.1	VACATION AND 13th SALARY	30,834	26,038
2.1.6.2	PROFIT SHARING	21,204	14,013
2.1.7	LOANS FROM RELATED PARTIES	69,914	210,368
2.1.7.1	ADVANCES FROM SUBSIDIAIES	69,243	209,647
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	671	721
2.1.8	OTHERS	1,228	3,039
2.1.8.1	OTHERS	1,228	3,039
2.2	NOT CURRENT LIABILITIES	4,207,484	3,743,923
2.2.1	LOANS AND FINANCING	4,207,484	3,743,923
2.2.1.1	LOANS AND FINANCING	2,234,507	2,170,240
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISION	678,144	672,419
2.2.1.3.1	LABOR CONTINGENCIES	18,170	17,002
2.2.1.3.2	TAX CONTINGENCIES	394,595	454,964
2.2.1.3.3	OTHERS	265,379	200,453
2.2.1.4	LOANS FROM RELATED PARTIES	1,211,857	828,520
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	1,211,857	828,520
2.2.1.6	OTHERS	82,976	72,744
2.2.1.6.1	SUPPLIERS	7,419	7,419
2.2.1.6.2	OTHERS	75,557	65,325

Page: 5

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2007	4 – DATE – 06/30/2007
2.4	STOCKHOLDER’S EQUITY	5,507,289	5,322,783
2.41	PAID-IN CAPITAL	2,871,781	2,871,781
2.4.1.1	COMMON STOCK	1266,551	1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	1,845,520	1,845,520
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,516,052	1,516,052
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	627,778	443,272
2.4.6	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

Page: 6

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2007 TO: 09/30/2007	4 – FROM: 01/01/2007 TO: 09/30/2007	5 – FROM: 07/01/2006 TO: 09/30/2006	6 – FROM: 01/01/2006 TO: 09/30/2006
3.1	GROSS SALES AND SERVICES REVENUE	621,394	1,866,194	548,012	1,728,798
3.2	SALES TAXES AND OTHER DEDUCTIONS	(10,814)	(31,963)	(8,984)	(23,653)
3.3	NET SALES REVENUE	610,580	1,834,231	539,028	1,705,145
3.4	COST OF GOODS SOLD	(439,752)	(1,344,327)	(419,612)	(1,299,132)
3.5	GROSS PROFIT	170,828	489,904	119,416	406,013
3.6	OPERATING (EXPENSES) INCOME	86,334	350,880	78,354	277,190
3.6.1	SELLING	(16,509)	(50,448)	(15,616)	(50,772)
3.6.2	GENERAL AND ADMINISTRATIVE	(25,004)	(73,826)	(40,843)	(84,207)
3.6.3	FINANCIAL	116,861	328,818	(91,844)	(14,719)
3.6.3.1	FINANCIAL INCOME	60,483	248,617	62,016	260,245
3.6.3.2	FINANCIAL EXPENSES	56,378	80,201	(153,860)	(275,144)
3.6.4	OTHER OPERATING INCOME	10,203	29,734	9,475	26,395
3.6.5	OTHER OPERATING EXPENSES	(43,971)	(87,180)	(47,167)	(137,582)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	44,754	203,782	264,349	538,075
3.7	OPERATING INCOME	257,162	840,784	197,770	683,203
3.8	NON-OPERATING (EXPENSES) INCOME	189	(1,085)	(394)	(952)
3.8.1	INCOME	334	754	200	727
3.8.2	EXPENSES	(145)	(1,839)	(594)	(1,679)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	257,351	839,699	197,376	682,251
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(7,919)	(51,836)	34,217	(25,890)
3.11	DEFERRED INCOME TAXES	(64,926)	(160,085)	(15,003)	(29,251)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	76,000	220,000	80,000	243,000
3.15	NET INCOME FOR THE PERIOD	260,506	847,778	296,590	870,110
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,25277	0,82262	0,28779	0,84429
	LOSS PER SHARE	-	-	-	-

Page: 7

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
(Convenience Translation into English of original previously issued in Portuguese)
EXPRESSED IN THOUSANDS OF REAIS
(Except as indicated otherwise)

1	Business Context

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) -- was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with an installed production capacity of 3,010 thousand tons per annum. Of this total, 2,130 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A. (“Veracel”), which runs the mill located in Eunápolis, BA that has total installed production capacity of 900 thousand tons per year.

In September 2007, work was concluded on the project for modernizing one of the production lines at the unit in Barra do Riacho - ES. As a result, this unit’s production capacity will be increased by 200 thousand tons per year as from October, 2007, as soon as the learning curve is overcome.

Aracruz owns 50% of the capital stock of Veracel, with the other half held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its Subsidiaries, jointly-held and affiliated concerns, which operate in: (i) the distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) performance of consulting services and international trading activities (Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda.) and (vi) pulp production (Veracel).

Based on the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to US$ 50 million, which in Brazilian currency corresponds to R$ 104 million [Note 13(c)], to be invested in Phase 1 of the expansion project, which is expected to be concluded in May of 2008, with start-up of operations slated for June of that same year.

Aracruz expects to obtain final approval from stockholders for expansion of the Guaíba Unit in 2007 or at the beginning of 2008. The initial stage of land purchases and forest formation has already been approved by the Board of Directors and over half the lands in view have already been purchased or committed. Total investment for the Guaíba expansion is estimated at approximately US$ 2 billion. The project should be concluded by 2010, adding 1.3 million tons of pulp per year to the current production capacity, raising total annual production at that unit to 1.8 million tons.

Page: 8

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2	Presentation of Financial Information and Significant Accounting Practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors – IBRACON, the most significant of which are outlined below.

There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information, in relation to those presented in the financial statements for the year ended December 31, 2006.

	a)	The consolidated quarterly financial information includes the following companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp – Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company - SPE:
Arcel Finance Limited	100

(*)	Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A. and its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have also been included in the Company’s consolidation process (Note 4).

Page: 9

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionately consolidated its interest in Veracel, since it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of Veracel, as proportionally consolidated by Aracruz, are as follows:

	September 30, 2007	June 30, 2007
Cash and cash equivalents	714	948
Inventories	60,553	68,221
PP&E/Deferred charges	1,537,794	1,533,450
Other assets	192,624	203,236
	1,791,685	1,805,855
Suppliers	15,469	19,017
Financings	625,258	662,485
Other liabilities	27,496	22,292
Shareholders’ equity	1,123,462	1,102,061
	1,791,685	1,805,855
	3rd Quarter 2007	3rd Quarter 2006
Net sales revenues	106,793	108,702
Gross profit	29,220	35,972
Operating profit	19,672	24,354
Net income	5,448	2,114

b)	In order to enhance the quality of the information provided to the market, Aracruz is presenting, as additional information, the Statement of Cash Flow and the Statement of Value Added.

The Statement of Cash Flow was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, the community and third party and shareholders’ capital

Page: 10

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

3	Marketable Securities

As of September 30, 2007 and June 30, 2007, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in Reais, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd. the original maturities of which are less than 90 days.

4	Short-term Investments

As of September 30 and June 30, 2007, the Company had units of ownership (quotas) in two exclusive private investment funds as well as investments in Certificates of Bank Deposit (CDB’s) with original maturities of more than 90 days. The funds are mainly comprised of CD’s and other securities and yields linked to the CDI (Certificate of Interbank Deposit) rate. These funds and investments are maintained at leading Brazilian financial institutions, with final maturities between October of 2007 and April, 2011. The securities included in the portfolio of the exclusive funds feature daily liquidity and are marked to market on a daily basis, without loss of principal and interest accrued through the date of redemption. The Company considers such investments as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	Sep. 30, 2007	June 30, 2007
Certificates of Bank Deposit (CDB)	601,685	458,527
Box of Options – Certificates of Interbank
Deposit (CDI)		74,420
Brazilian Federal Government Bonds	123,937	49,787
Debentures	44,798	43,699
Total	770,420	626,433

As of September 30, 2007, the difference between the Company and Consolidated balances, in the amount of R$ 135,142 (R$ 143,533 as of June 30, 2007), chiefly refers to Certificates of Deposit denominated in Reais held at leading banks in Brazil and overseas through Aracruz’s subsidiaries Aracruz Trading International Ltd. and Portocel – Terminal Especializado de Barra do Riacho S.A.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

5	Trade Accounts Payable – pulp customers
		Parent Company		Consolidated
		9/30/2007	6/30/2007	9/30/2007	6/30/2007
	Domestic pulp sales	24,872	22,028	25,470	23,383
	Foreign pulp sales
	Subsidiaries	138,676	85,532
	Others (third parties)	85	3,904	462,488	549,220
	Allowance for doubtful accounts			(7,476)	(7,831)
		163,633	111,464	480,482	564,772

6	Inventories
		Parent Company			Consolidated
		9/30/2007	6/30/2007	9/30/2007	6/30/2007
	Pulp – finished products
	At mills	38,855	48,387	51,218	67,016
	Overseas			247,245	227,299
	Paper – finished products	927	929	927	929
	Raw materials	67,000	56,840	80,280	69,103
	Maintenance and warehouse supplies	97,359	99,390	130,997	135,493
	Provision for obsolescence / market
	value adjustment	(424)	(424)	(424)	(424)
	Other inventories	74	270	1,345	1,496
		203,791	205,392	511,588	500,912

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

7	Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.14% to 6.90% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries, Jointly-controlled and Affiliated Companies

(b)	Stockholders and related company

Transactions with Company Stockholders and a related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

8	Tax Credits

(a) Deferred Income Tax and Social Contribution and Recoverable Taxes

	Parent Company		Consolidated
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Deferred Income Tax and Social Contribution
Tax losses (i)	24,603	24,599	35,128	36,199
Negative results for purposes of Federal Social Contribution Tax on Net Income – CSLL (i)	38	36	3,826	4,211
Temporary differences (ii)
Exchange variation tax on cash basis	(297,119)	(250,625)	(297,119)	(250,625)
Income Tax on unearned income			27,616	29,028
Other temporary differences	7,099	25,537	20,397	38,051
Taxes Recoverable
Income tax and CSLL prepaid on estimated basis	72,802	73,006	81,388	76,943
Income tax overpaid in prior years	105,604	112,747	105,604	112,747
Withholding Income Tax (IRRF) on investments in marketable securities	9,169	6,523	22,471	19,723
IRRF accrued on investments in marketable securities / operations involving derivative financial instruments	14,309	2,331	18,192	5,260
Federal Social Integration Program (PIS) and Social Finance (COFINS) contributions	35,561	30,879	88,073	89,284
State Value-Added Tax on Circulation of Goods and Services – ICMS (iii)	267,173	324,194	292,436	348,895
Provision for loss on ICMS credits (iii)	(258,965)	(264,409)	(281,296)	(287,754)
Other sundry items	1,935	1,970	2,463	2,496
Total	(17,791)	86,788	119,179	224,458
Shown as:
Current assets	212,656	224,477	265,633	279,760
Long-term assets	34,932	62,764	91,314	116,862
Long-term liabilities	(265,379)	(200,453)	(237,768)	(172,164)

(i)	The deferred tax credits arising from accumulated tax losses and negative results for CSLL purposes at Veracel (on proportional bases) have been recorded as of September 30, 2007, backed up by economic viability studies approved by that company’s management bodies, which indicate full realization of the credits by 2012, as prescribed by CVM Instruction No. 371/02 and detailed below:

	2009	2010	2011 to 2012	Total
Income Tax	2,132	3,945	13,308	19,385
Social Contribution	768	1,420	4,791	6,979
Total	2,900	5,365	18,099	26,364

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales have the required synergy with the Parent Company’s international distribution network.

The remaining balance of R$ 24,603 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for CSLL purposes at Aracruz, linked to the assessment notice regarding offset of BEFIEX tax losses [Note 18(f)].

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Complementary Law No. 87 on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo (ES).

The amount of R$ 8,208 at Aracruz not covered by the provision for loss chiefly refers to ICMS credits of the Guaíba Unit, in the State of Rio Grande do Sul (RS), which the Company has been offsetting in the normal course of its operations.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(b)	Income Tax and Social Contribution reflected in results originate as follows:
		Parent Company		Consolidated
		9/30/2007	9/30/2006	9/30/2007	9/30/2006

	Income before Income Tax, Social Contribution and minority interest	839,699	682,251	895,841	687,490
	Income tax and social contribution at enacted rates of 34%	(285,498)	(231,965)	(304,586)	(233,747)
	Equity pick-up from subsidiaries with different rates or income not subject to taxation	69,310	182,619	43,782	163,941
	Depreciation, amortization, depletion and write-offs - Article 2 of Law No. 8.200/91	(1,594)	(1,784)	(1,594)	(1,784)
	Contributions and donations	(495)	(2,672)	(495)	(2,672)
	Technological innovation	7,089		7,089
	Other permanent differences	(733)	(1,339)	(54)	(1,084)
	Income Tax and Social Contribution	211,921	55,141	255,858	75,346
	Current portion	(51,836)	(25,890)	(93,584)	(53,615)
	Deferred portion	(160,085)	(29,251)	(162,274)	(21,731)

9	Advances to Suppliers – Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of September 30, 2007, advances of funds amounted to R$ 228,514 (Consolidated R$ 250,596), compared with R$ 222,631 (Consolidated R$ 243,294) as of June 30, 2007, which will be recovered against the delivery of the wood by the producers.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

10	Investements (a) Parent Company

* - The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders’ equity in the amount of R$ 829.

(i)	As part of the plan for capitalization of Veracel, during the third quarter of 2007 capital increases were made in the amount of R$ 15,124 (second quarter of 2007 R$ 17,991.

(ii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iii)	The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of the assets, lands and forests and on estimated future profitability of the business. The goodwill relating to the forests and estimated future profitability of the forestry business, in the amount of R$ 40,564, was fully amortized through March 31, 2006, according to the depletion and utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest- growing and is recognized in income in the year in which the trees are felled. The goodwill on the lands, in the amount of R$ 9,741, will remain pending amortization until such time as the respective assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(b) Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,74 (R$ 19,373 as of June 30, 2007), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S. A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

11 Property, Plant and Equipment

(*)	Depletion of forests, based on formation and maintenance costs and the area cut down each month, appropriated to the cost of pulp production in an amount that excludes the portions that will benefit future forests.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

12	Deferred Charges

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

13	Loans and Financings

		Parent Company			Consolidated
	% annual interest rate	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Brazilian currency – Reais (a)
Loans indexed to Long-Term Interest Rate – TJLP	7.0 to 10.50	625,997	532,065	1,067,709	993,027
Loans indexed to basket of currencies	7.64 to 9.74	78,133	72,800	240,072	249,042
Export credit note (b)	CDI			107,855	104,933
Loans indexed to other currencies	6.75 to 8.75	10,057		6,105	937
Foreign currency – U.S. Dollars (c)
Advances for exchange contracts / prepayments	5.73 to 6.90	1,693,958	1,721,883	1,693,966	1,721,883
Other loans and financings	6.35			19,202	22,846
Total Loans and Financings		2,408,145	2,326,748	3,134,909	3,092,668
Portion falling due short term (including interest payable)		(173,638)	(156,508)	(290,197)	(277,483)
Portion falling due long-term
2008		33,681	67,668	64,865	127,772
2009		80,514	74,734	205,668	201,209
2010		24,075	11,610	144,349	133,209
2011 to 2016		2,096,237	2,016,228	2,429,830	2,352,995
		2,234,507	2,170,240	2,844,712	2,815,185

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (BNDES - Banco Nacional de Desenvolvimento Econômico and Social), in the total amount of R$ 595,869, to be amortized in the period from 2014 to 2016, of which R$ 465,128 has already been released, subject to interest varying between 7.69% and 8.64% per annum.

As of September 30, 2007, the Parent Company had financings in the total amount of R$ 699,514 (R$ 605,188 as of June 30, 2007), not including interest, contracted from its stockholder BNDES, subject to interest varying between 7.64% and 10.5% p.a., to be amortized in the period between 2007 and 2016.

With the exception of the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

As regards Veracel, as of September 30, 2007 BNDES financings amount to R$ 601,201 (R$ 634,487 as of June 30, 2007), not including interest, which varies from 7.0% to 9.74%, to be amortized in the period from October 2007 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(b) Export credit note

In May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S. contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December of 2013, in order to expand port facilities. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p. a.

(c) Export prepayment operations

As of September 30, 2007, Aracruz had prepayment operations contracted with various banks in the total amount of US$ 1,671,560, with interest varying between 5.73% p. a. and 6.34% p. a. , with semi- annual payments and maturities of principal between March 2012 and June of 2016.

14 Financial Instruments (CVM Instruction No. 235/95) (a) Risk management

Aracruz and its subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U. S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments are also used by Aracruz to mitigate the exchange risks, the position of which as of September 30, 2007 was zeroed, whereas on June 30, 2007 it was represented by 11,000 future dollar contracts through the Brazilian Futures Market (BM&F). During the third quarter of 2007, this derivative financial instrument had a positive yield of R$ 51.4 million (R$ 19 million in the third quarter of 2006).

As regards interest rate exposure, certain derivative financial instruments are used to manage interest rate risk, the position of which as of September 30, 2007, is represented by 13,080 future DI contracts through the BM&F (compared with 19,735 future DI contracts as of June 30, 2007) and an outstanding amount of R$ 2.4 million to be paid. During the third quarter of 2007, these derivative financial instruments yielded negative results of R$ 49.5 million.

During the third quarter interest rate/dollar (TJLP x US$) swap operations were carried out with notional amount R$ 579,778 as of September 30, 2007, with maturity set for April 16, 2010. Through the end of third quarter 2007, such operations posted marked-to-market results of R$ 40,562 (R$ 31,435 net of accrued withholding income tax - IRRF).

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of September 30, 2007 can be summarized as follows:

	Parent Company			Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	67,352	67,352	75,273	75,273
Marketable securities			83,454	83,454
Short- and long-term investments	776,368	776,368	911,509	911,509
Liabilities
Short- and long-term financings (including interest)	2,408,145	2,408,145	3,134,909	3,134,909

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15 Stockholders’ Equity (a) Capital and reserves

As of September 30 and June 30, 2007, the Company’s authorized capital stock is R$ 2,871,781, represented by 1,032,554 thousand registered shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S. A.

On April 24, 2007, the Extraordinary General Meeting (EGM) of Aracruz Stockholders approved a capital increase in the amount of R$ 1,017,274, without issuance of new shares of stock, by incorporating the portion of Revenue Reserves, pursuant to Paragraph 1 of Article 169 and Article 199 of the Brazilian Corporation Law (Law No. 6404/76).

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the third quarter of 2007, were R$ 15.80, R$ 13.92 and R$ 13.44 per share, respectively.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

To enhance understanding, the Company presents below a table showing the rights, privileges and conversion policy with respect to its shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares
Voting Rights	Yes	· No, except in the event of non-payment of dividends for three (3) consecutive years. In this case, the preferred stock-holders shall retain such voting rights until such time as the past-due dividends are paid.	· No, except in the event of non-payment of dividends for 3 (three) consecutive years. In this case, the preferred stockholders retain such voting rights until such time as the past-due dividends are paid.
Privileges	None

· Priority in reimbursement of capital in the event of liquidation of the Company;
· Right to receive a dividend that is 10% higher than that paid to each common share;
· Priority in receiving a minimum dividend of 6% p.a., calculated based on the amount of the capital represented by such shares and divided equally among them.

· Priority in reimbursement of capital in the event of liquidation of the Company; · Right to receive a dividend that is 10% higher than that paid to each common share.
Conversion Characteristics	None	May be converted into Class B preferred shares at any time, at the discretion of the stockholder, who has to cover the respective costs of this. Conversion rate: 1:1.	Cannot be converted into either Class A preferred shares or common shares.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(b) Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, during the first, second and third quarters of 2007, as well as during the year 2006, Aracruz Management elected to pay interest on capital invested to its stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 76,000 (R$ 77,000 in the second quarter of 2007).

Based on Aracruz’s operating cash generating capacity and in addition to the interest on capital invested already declared, the Annual General Meeting (AGM) of Stockholders, also held April 24, 2007, decided to distribute dividends for the year 2006 in the amount of R$ 167,000, which represents R$ 168.82 per batch of one thousand Class A and B preferred shares and R$ 153.47 per batch of one thousand common shares.

(c) Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors -- in the manner provided by item XIV, Article 16, of the Company’s Bylaws, as well as Articles 1 and 8 of CVM Instruction No. 10 of February 14, 1980 -- authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is to maintain such shares as treasury stock and subsequently dispose of and/or cancel these shares, without decreasing the capital stock.

As of September 30, 2007, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market value of which as of that date was R$ 15.80 and R$ 13.44, respectively, per batch of one thousand shares.

16 Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution during the third quarter of 2007 was approximately R$ 1,543 (2006 - R$ 1,455).

Should the Company withdraw from sponsoring the Retirement Plan, its commitment to the Arus Retirement Plan, made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council), is totally covered by the assets of the Defined Contribution Plan.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of September 30, 2007, the Company’s assets were insured against losses for a total amount of approximately US$ 700,000, corresponding to the maximum limit of indemnity per event.

18	Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its Subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of September 30, 2007. The breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is presented as follows, on a Consolidated basis, as of September 30 and June 30, 2007:

		September 30, 2007
	Deposit in court	Amount provided	Total, net
Provision for contingencies
Labor (a)	18,731	(35,439)	(16,708)
Tax:
ICMS credits on exempt paper		(7,700)	(7,700)
INSS payroll deductions for rental of houses for employees (b)	22,551		22,551
IRPJ/CSLL – Full offset of accumulated tax losses and negative results (f)		(66,453)	(66,453)
Other tax cases	12,966	(15,096)	(2,130)
Subtotal	54,248	(124,688)	(70,440)
Legal obligations being disputed in court
PIS/COFINS - Law No. 9.718/98 (c)		(91,419)	(91,419)
CSLL – Non-incidence on export revenues (d)		(222,576)	(222,576)
Other legal obligations in dispute	10,142	(17,787)	(7,645)
Subtotal	10,142	(331,782)	(321,640)
Total	64,390	(456,470)	(392,080)

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

		June 30, 2007
	Deposit in court	Amount provided	Total, net
Provision for contingencies
Labor (a)	18,291	(32,475)	(14,184)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
INSS payroll deductions for rental of houses for employees (b)	22,477		22,477
IRPJ/CSLL – Full offset of accumulated tax losses and negative results (f)		(65,772)	(65,772)
Other tax cases	12,725	(13,213)	(488)
Subtotal	53,493	(119,160)	(65,667)
Legal obligations being disputed in court
PIS/COFINS – Law No. 9.718/98 (c)		(163,158)	(163,158)
CSLL – Non-incidence on export revenues (d)		(211,970)	(211,970)
Other legal obligations in dispute	10,108	(17,551)	(7,443)
Subtotal	10,108	(392,679)	(382,571)
Total	63,601	(511,839)	(448,238)

(a)	Labor

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of September 30, 2007, the Company maintained provisions in the total amount of approximately R$ 30,600 (Consolidated - R$ 35,400), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 12,400 (Consolidated - R$ 18,700).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000. The Superior Court of Justice (STJ) has already decided one of the suits, with results that favor the arguments defended by the Company.

As of September 30, 2007, the Company’s deposits in court in relation to this case amounted to approximately R$ 22,500. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 55,700, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July 2006 through September 2007, is roughly R$ 9,100, already updated according to the Long-Term Interest Rate (TJLP) rate.

The amount at stake relating to exchange variation for the period from February 1999 to September 2003 is approximately R$ 91,400 as of September 30, 2007 (R$ 163,200 as of June 30, 2007), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

Based on the opinion of its legal counsel, in September 2007 the Company reversed the amount of approximately R$ 73,800 of the provision relating to the incidence of such taxes on exchange variation revenues, in view of the unenforceability thereof, as provided by Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

(d)	Social Contribution on Net Income (CSLL) – Non-incidence on export revenues

In September 2003 the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 222,500 as of September 30, 2007 (R$ 212,000 as of June 30, 2007), for which it maintains a provision. The Company is awaiting a decision on the appeal filed by the Federal Government.

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for Corporate Income Tax (IRPJ) purposes for fiscal years 2000 and 2001, the existing provision for which as of June 29. 2005, was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

In July 2005, in view of the existing case law, the Company decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, such that the requirement to pay the tax credit has been suspended and, in addition, it has maintained the lawsuit questioning the cited deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

Also on June 29, 2005, the Parent Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX [Note 18(e)]. Aracruz challenged the assessment notice at the administrative level, but it was upheld. The Company appealed this administrative decision and is awaiting judgment.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Even so, in order to avoid a fine, the Parent Company has made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit as of September 30, 2007, is approximately R$ 66,400 (R$ 65,800 as of June 30, 2007).

(g)	ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the amount of R$ 75.5 million, out of which a portion at stake amounting to R$ 11.6 million has already been judged favorable to the interests of Aracruz. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions in this case.

(h)	Other tax cases

Based on the opinion of its external legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable, in the total amount of R$ 28,600 (R$ 40.600 Consolidated, relating to tax and civil cases involving the Subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,700 (Consolidated R$ 23,100).

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

19	Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment, the grounds for which were accepted at the first administrative level. Aracruz appealed the latter decision and is presently awaiting judgment on such appeal.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

20	Reconciliation of Stockholders’ Equity and Income for the Quarter – Parent Company and Consolidated

		2007
	September	June
Stockholders’ Equity
Stockholders’ Equity - Parent Company	5,507,289	5,322,783
Unrealized earnings	(108,677)	(111,382)
Unrealized shipping expenses	27,454	26,005
Income tax and CSLL on unrealized earnings	27,616	29,028
Stockholders’ Equity - Consolidated	5,453,682	5,266,434
Income for the Quarter	2007	2006
	September	September
Income for the Quarter – Parent Company	260,506	296,590
Realized (unrealized) earnings	2,705	(26,929)
Unrealized (realized) shipping expenses	1,449	(2,045)
Income tax and CSLL on (unrealized) realized earnings	(1,412)	9,851
Net Income for the Quarter - Consolidated	263,248	277,467

21 Commitments

(a) Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed- upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

(b) Supply of wood

The Company signed a contract with Suzano Papel e Celulose S. A. for a loan of 1,700 thousand m³ of eucalyptus wood, which was received through September of 2005. The remaining balance as of September 30, 2007 is 1,500 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 15,898 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions between 2007 and 2009.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(c)	Indian Communities – Terms of Settlement

In first half 1998, the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

Through May of 2005, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it was confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Ministry of Justice, which has the authority to resolve the issue, returned the administrative proceedings to FUNAI, determining that more in-depth studies should be conducted “with a view to preparing an appropriate proposal that satisfies the interests of both parties to the dispute”.

On August 27, 2007, through Administrative Rulings Nos. 1463 and 1464, the Ministry of Justice accepted the conclusions of the working group instituted by FUNAI Administrative Ruling No. 1299/05 and ordered expansion of the current Indian reserves by 11,000 hectares, of which 98% (about 10,700 hectares) corresponds to lands owned or legally possessed by Aracruz. The Ministry of Justice emphasized, nevertheless, that all the eucalyptus wood planted in the area, around 6,800 hectares of forest, will be harvested by the Company by way of indemnity for the improvements it has made, as recognized by the federal authorities. Moreover, as from September 18, 2007, all the parties involved began negotiations aimed at establishing a timetable for harvesting of the wood, as well as in order to grant Aracruz legal assurance against future demarcation of land in the northern region of the State of Espírito Santo.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(d)	Guarantees

As of September 30, 2007, collateral signatures and other such guarantees granted to the Company’s other subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Veracel Celulose S.A.	622,706
Portocel - Terminal Especializado de Barra do Riacho S.A.	104,460
727,166

22	Sales per Geographic Area
	The Company’s exports, classified by geographic area, can be broken down as follows:
				Quarter ended September 30
			Parent Company		Consolidated
		2007	2006	2007	2006
	North America	241,971	223,660	334,200	372,851
	Europe	204,644	142,958	463,770	426,980
	Asia	117,817	124,695	181,377	263,938
	Other continents	207	12,545	207	12,545
	Total	564,639	503,858	979,554	1,076,314

Geographical areas are determined based on the location of the Company’s customers.

23	Financial Results
				Quarter ended September 30
			Company	Consolidated
		2007	2006	2007	2006
	Financial revenues
	Revenues from marketable securities	62,258	63,561	65,775	87,763
	Asset monetary/exchange variations	(3,215)	92	(18,868)	2,206
	Results of derivative operations	(1,904)	(19,413)	(1,904)	(19,413)
	Other financial revenues	3,344	17,776	3,721	18,302
	Subtotal	60,483	62,016	48,724	88,858
	Financial expenses
	Expenses on financial operations	(55,971)	(49,565)	(55,879)	(95,967)
	Interest on capital invested	(76,000)	(80,000)	(76,000)	(80,000)
	Liability monetary/exchange variations	139,817	(9,608)	91,825	(8,435)
	Other financial expenses	48,532	(14,687)	46,557	(9,800)
	Subtotal	56,378	(153,860)	6,503	(194,202)
	Total financial revenues (expenses), net	116,861	(91,844)	55,227	(105,344)

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

	SUPPLMENTARY INFORMATION
1	Statement of Cash Flows
			Quarter ended September 30
		Parent Company		Consolidated
		2007	2006	2007	2006
	Operating activities
	Net income for the quarter	260,506	296,590	263,248	277,467
	Adjustments to reconcile net income to cash provided by operating activities
	Depreciation, amortization and depletion	139,359	138,624	166,256	164,883
	Equity pick-up	(44,754)	(264,349)	198	144
	Deferred income tax and social contribution	64,926	15,003	67,016	5,614
	Monetary and exchange variations	(136,252)	11,159	(72,330)	9,074
	Provision for contingencies, net	19,742	4,493	23,057	4,715
	Provision for losses on tax credits	(5,444)	12,704	(4,567)	12,776
	Residual value of permanent assets written off	(136)	395	(34)	190
	Decrease (increase) in assets
	Securities (short- and long-term investments)	(46,974)	(33,799)	(47,502)	(46,775)
	Accounts receivable	(101,547)	120,424	19,542	(63,128)
	Inventories	1,601	(29,109)	(10,676)	(25,482)
	Tax credits	45,097	(14,406)	42,635	(20,373)
	Other items	(27,770)	(14,933)	(23,189)	(12,631)
	Increase (decrease) in liabilities
	Suppliers	39,328	12,897	36,206	23,283
	Advances from subsidiaries (including interest)	292,423	(298,333)	6,683	(1,056)
	Interest on loans and financing	8,272	7,746	5,775	2,178
	Income tax and social contribution on net income	(6,866)	(9,115)	921	(10,421)
	Provisions for litigation and contingencies	(78,995)	(50,187)	(78,845)	(50,419)
	Other items	27,846	375	20,537	5,689
	Cash provided by (used in) operating activities	450,362	(93,821)	414,931	275,728

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

		Quarter ended September 30
	Parent Company		Consolidated
	2007	2006	2007	2006
Investing activities
Short- and long-term investments	(128,520)	(11,715)	(119,898)	(12,139)
Permanent assets:
Investments	(15,124)	(53,327)
Property, plant and equipment	(320,193)	(180,282)	(375,185)	(234,643)
Dividends received		1,032
Amounts received for sale of permanent assets	281	199	842	643

Cash provided by (used in) investing activities	(463,556)	(244,093)	(494,241)	(246,139)
Financing activities
Loans and financings
Additions	583,142	533,258	584,342	563,825
Payments	(427,819)	(134,219)	(458,418)	(573,996)
Dividends / interest on capital invested	(76,910)	(73,938)	(76,910)	(73,938)

Cash provided by (used in) financing Activities	78,413	325,101	49,014	(84,109)
Effects of exchange variation on cash and cash equivalents	(4)		312	1,592
Net increase (decrease) in cash and marketable securities	65,215	(12,813)	(29,984)	(52,928)
Cash and marketable securities at beginning of quarter	2,137	16,431	188,711	294,253
Cash and marketable securities at end of quarter	67,352	3,618	158,727	241,325

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2	Statement of Value Added
			Quarter ended September 30
				Parent Company
		2007	%	2006	%
	Revenues	621,542		547,580
	Raw materials from third parties	(331,037)		(310,168)
	Gross value added	290,505		237,412
	Retentions
	Depreciation, amortization and depletion	(139,359)		(138,624)
	Net value added generated	151,146		98,788
	Received in transfers
	Financial revenues, including monetary and exchange variations	60,483		62,016
	Equity income	44,754		264,349
		105,237		326,365
	Value added for distribution	256,383	100	425,153	100
	Distribution of value added
	Government and community
	Taxes and contributions (federal, state and municipal)	33,739	13	(6,703)	(2)
	Support, sponsorship and donations	2,534	1	6,810	2
		36,273	14	107
	Employees	60,668	23	57,792	13
	Remuneration of third party capital
	Financial expenses (revenues)	(101,064)	(39)	70,664	17
	Remuneration of capital invested (dividends and interest on capital invested)	76,000	30	80,000	19
	Retained earnings	184,506	72	216,590	51
	Total distributed and retained	256,383	100	425,153	100

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

		Quarter ended September 30
			Consolidated
	2007	%	2006	%
Revenues	928,824		1,006,228
Raw materials from third parties	(462,497)		(469,204)
Gross value added	466,327		537,024
Retentions
Depreciation, amortization and depletion	(166,256)		(164,883)
Net value added generated	300,071		372,141
Received in transfers
Financial revenues, including monetary
and exchange variations	48,724		88,858
Equity income	(198)		(144)
	48,526		88,714
Value added for distribution	348,597	100	460,855	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	58,305	17	(5,914)	(1)
Support, sponsorship and donations	2,761		9,049	2
	61,066	17	3,135	1
Employees	76,228	22	69,950	15
Remuneration of third party capital
Financial expenses (revenues)	(51,945)	(15)	110,302	24
Remuneration of capital invested (dividends and interest on capital invested)	76,000	22	80,000	19
Retained earnings	187,248	54	197,468	41
Total distributed and retained	348,597	100	460,855	100

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER
EXPRESSED IN THOUSANDS OF REAIS
(Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 263,248 for the third quarter of 2007, compared with consolidated net income of R$ 277,467 in the same quarter last year. The variation in the results over the third quarter of 2007 basically reflects lower sales volumes, offset by higher exchange variation of assets and liabilities denominated in U.S. Dollars.

1.	OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales in the third quarter of 2007 totaled 634 thousand tons (consolidated – 753 thousand tons), representing a rise of 6% in relation to the same quarter in 2006, with 98% of this amount being shipped to foreign markets. The average net price in the third quarter just ended was US$ 478/t (consolidated - US$ 580/t), which represents an extremely healthy rise of 22% at the parent company level (consolidated rise of 3%) compared with the price of US$ 392/t (consolidated - US$ 563/t) in the same quarter of 2006.

Operating Performance

The Company’s pulpwood output was 627 thousand tons in the third quarter of 2007, 1% higher than the production for the same period last year. The unit cost of production in the quarter, expressed in R$, was 1% higher than for the third quarter of 2006.

Parent Company
ANALYSIS OF COSTS
R$/TON	3rd Quarter 2007	3rd Quarter 2006
Cost of Sales (*)	662	667
Selling Expenses	26	26
Administrative Expenses	39	68
Other Operating Expenses (Revenues) (**)	53	63
Total	780	824
Cost of Production (R$/Ton)	599	595
Tons Sold	633,523	598,964
Tons Produced	626,939	622,519

(*)	Includes average cost of inventories, plus cost of freight and insurance R$ 66/ton (2006 - R$ 73/ton).

(**)	Does not include Monetary/Exchange Variations and Financial Revenues/Expenses / Equity Pick-up.

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05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2.	EVOLUTION OF FINANCIAL LIABILITIES

3.	OPERATIONAL INVESTMENTS

Investment outlays made in the third quarter of 2007 totaled R$ 230.2 million (consolidated - R$ 375.2 million), considerably higher than the R$ 180.3 million (consolidated - R$ 234.6 million) made in the same period last year. They were mainly allocated to the following areas: industrial (R$ 160.3 million), lands and forests (R$ 86.5 million), Veracel project (R$ 32.7 million), tree farming (R$ 74.9 million), forestry (R$ 17.7 million) and other investments (R$ 4.1 million), in consolidated figures.

* * * * *

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06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1– CODE	2 – DESCRIPTION	3 – DATE– 09/30/2007	4 – DATE– 06/30/2007

1	TOTAL ASSETS	9,810,863	9,509,863
1.1	CURRENT ASSETS	2,435,236	2,391,570
1.1.1	CASH AND CASH EQUIVALENTS	75,273	24,100
1.1.2	CREDITS	809,417	905,676
1.1.2.1	CUSTOMERS	519,188	607,264
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	480,482	564,772
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	21,170	25,498
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD	1,438	504
1.1.2.1.4	ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	16,098	16,490
1.1.2.2	OTHERS CREDITS	290,229	298,412
1.1.2.2.1	EMPLOYEES	8,824	6,189
1.1.2.2.2	SUPPLIERS	7,252	4,777
1.1.2.2.3	TAXES	265,633	279,760
1.1.2.2.7	OTHERS	8,520	7,686
1.1.3	INVENTORIES	511,588	500,912
1.1.3.1	SUPPLIES	130,573	135,069
1.1.3.2	RAW MATERIALS	80,280	69,103
1.1.3.3	FINISHED GOODS	299,390	295,244
1.1.3.4	OTHERS	1,345	1,496
1.1.4	OTHERS	1,038,958	960,882
1.1.4.1	DEBT SECURITIES	905,562	769,986
1.1.4.2	FINANCIAL APPLICATION	83,454	164,611
1.1.4.3	PREPAID EXPENSES	49,942	26,275
1.1.4.5	OTHERS	0	10

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06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 09/30/2007	4 – DATE– 06/30/2007

1.2	NOT CURRENT ASSETS	7,375,627	7,118,293
1.2.1	LONG-TERM ASSETS	480,737	431,324
1.2.1.1	CREDITS	406,732	388,659
1.2.1.1.1	SUPPLIERS	64,822	243,294
1.2.1.1.2	TAXES	250,596	116,862
1.2.1.1.3	CUSTOMER	91,314	28,503
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0
1.2.1.2.3	OTHERS	0	0
1.2.1.3	OTHERS	74,005	42,665
1.2.1.3.1	DEBT SECURITIES	5,947	5,876
1.2.1.3.2	UNREALIZED GAIN FROM CURRENCY INTEREST RATE IN DERIVATIVE	31,435	0
1.2.1.3.3	ESCROW DEPOSITS	36,623	36,201
1.2.1.3.4	OTHERS	0	588
1.2.2	FIXED ASSETS	6,894,890	6,686,969
1.2.2.1	INVESTMENTS	22,062	22,280
1.2.2.1.1	IN AFFILIATES	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	19,174	19,373
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0
1.2.2.1.5	OTHER COMPANIES	2,888	2,907
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,626,148	6,386,857
1.2.2.2.1	LAND	1,152,649	1,067,572
1.2.2.2.2	BUILDINGS	730,846	730,715
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,944,666	3,005,861
1.2.2.2.4	FORESTS	1,152,560	1,090,063
1.2.2.2.5	PROGRESS TO SUPPLIERS	38,511	62,548
1.2.2.2.6	CONSTRUCTION IN PROGRESS	500,540	316,589
1.2.2.2.7	OTHERS	106,376	113,509
1.2.2.3	INTANGIBLE	0	0
1.2.2.4	DEFERRED CHARGES	246,680	277,832
1.2.2.4.1	INDUSTRIAL	19,194	20,409
1.2.2.4.2	FORESTS	30,477	32,270
1.2.2.4.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	197,009	225,153

Page: 40

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 09/30/2007	4 – DATE– 06/30/2007

2	TOTAL LIABILITIES	9,810,863	9,509,863
2.1	CURRENT LIABILITIES	758,600	694,543
2.1.1	LOANS AND FINANCING	290,197	277,483
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	221,245	185,506
2.1.4	TAXES	88,674	89,028
2.1.5	DIVIDENDS PAYABLE	79,618	80,528
2.1.6	PROVISIONS	60,136	46,292
2.1.6.1	VACATION AND 13th SALARY	36,045	30,371
2.1.6.2	PROFIT SHARING	24,091	15,921
2.1.7	LOANS FROM RELATED PARTIES	9,703	10,494
2.1.8	OTHERS	9,027	5,212
2.1.8.1	OTHERS	9,027	5,212
2.2	NOT CURRENT LIABILITIES	3,594,680	3,545,056
2.2.1	LONG-TERM LIABILITIES	3,594,680	3,545,056
2.2.1.1	LOANS AND FINANCING	2,844,712	2,815,185
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISIONS	666,471	656,603
2.2.1.3.1	LABOR CONTINGENCIES	22,365	19,786
2.2.1.3.2	TAX CONTINGENCIES	406,338	464,653
2.2.1.3.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	237,768	172,164
2.2.1.4	LOANS FROM RELATED PARTIES	0	0
2.2.1.5	OTHERS	83,497	73,268
2.2.1.5.1	SUPPLIERS	7,420	7,419
2.2.1.5.2	OTHERS	76,077	65,849
2.2.2	DEFERRED INCOME	0	0
2.3	MINORITY INTEREST	3,901	3,830

Page: 41

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE– 09/30/2007	4 – DATE– 06/30/2007

2.4	STOCKHOLDER’S EQUITY	5,453,682	5,266,434
2.4.1	PAID-IN CAPITAL	2,871,781	2,871,781
2.4.1.1	COMMON STOCK	1,266,551	1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	1,845,520	1,845,520
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	1,516,052	1,516,052
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	574,171	386,923

Page: 42

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2007	4 - FROM : 01/01/2007	5 – FROM: 07/01/2006	6 – FROM: 01/01/2006
		TO : 09/30/2007	TO : 09/30/2007	TO : 09/30/2006	TO: 09/30/2006

3.1	GROSS SALES AND SERVICES REVENUE	1,043,950	3,226,631	1,122,664	3,184,573
3.2	SALES TAXES AND OTHER DEDUCTIONS	(119,682)	(385,800)	(125,063)	(364,704)
3.3	NET SALES REVENUE	924,268	2,840,831	997,601	2,819,869
3.4	COST OF GOODS SOLD	(592,196)	(1,793,239)	(586,121)	(1,699,644)
3.5	GROSS PROFIT	332,072	1,047,592	411,480	1,120,225
3.6	OPERATING (EXPENSES) INCOME	(53,513)	(146,658)	(235,962)	(432,048)
3.6.1	SELLING	(40,999)	(127,402)	(43,712)	(133,458)
3.6.2	GENERAL AND ADMINISTRATIVE	(31,308)	(90,510)	(45,510)	(98,0610
3.6.3	FINANCIAL	55,227	153,980	(105,344)	(79,788)
3.6.3.1	FINANCIAL INCOME	48,724	203,078	88,858	285,476
3.6.3.2	FINANCIAL EXPENSES	6,503	(49,098)	(194,202)	(365,264)
3.6.4	OTHER OPERATING INCOME	13,266	37,715	11,419	36,739
3.6.5	OTHER OPERATING EXPENSES	(49,501)	(119,953)	(52,671)	(158,794)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(198)	(488)	(144)	(686)
3.7	OPERATING INCOME	278,559	900,934	175,518	688,177
3.8	NON-OPERATING (EXPENSES) INCOME	109	(5,093)	(182)	(687)
3.8.1	INCOME	895	2,662	650	3,902
3.8.2	EXPENSES	(786)	(7,755)	(832)	(4,589)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	278,668	895,841	175,336	687,490
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(24,333)	(93,584)	28,139	(53,615)
3.11	DEFERRED INCOME TAXES	(67,016)	(162,274)	(5,614)	(21,731)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	76,000	220,000	80,000	243,000
3.14	MINORITY INTEREST	(710)	(2,002)	(394)	(748)
3.15	NET INCOME FOR THE PERIOD	263,248	857,981	277,467	854,396
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,25543	0,83252	0,26923	0,82904
	LOSS PER SHARE	-	-	-	-

Page: 43

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

Page: 44

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

Page: 45

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of September 30, 2007:

Parent Company:
Aracruz Celulose S.A.	CNPJ: 42.157.511/0001-61

				Stocks
Stockholders	Common		Preferred A		Preferred B		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand		Thousand
Newark Financial Inc.	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	99.21	-		155,243	15.03
Arapar S.A.	127,506	28.00	-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49	-	-	12,929	2.35	69,810	6.76
(1) Treasure Hold Investments Corp	-	-	-	-	57,876	10.54	57,876	5.61
(1) U.S. Trust Company N.A. (2)	-	-	-	-	48,265	8.80	48,265	4.67
(1) Capital Research & Mgmt Company (2)	-	-	-	-	45,653	8.31	45,653	4,42
(1) Northern Cross Investments Ltd. (2)	-	-	-	-	39,200	7.14	39,200	3.80
(1) Impala Asset Mgmt. (2)					33,180	6.04	33,181	3.21
(1) Wellington Mgmt Company (2)	-	-	-	-	31,768	5.78	31,768	3.08
Caixa Previd. Func. Banco do Brasil	-	-	-	-	31,694	5.77	31,694	3.07
Treasury stock	483	0.10	-	-	1,483	0.27	1,966	0.19
Others	15,509	3.41	221	0.79	247,157	45.00	262,886	25.46
Total	455,391	100.00	27,958	100.00	549,205	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Administrator of investments funds several

Numbers supplied by I.R. Channel JP Morgan in 10/03/07

Page: 46

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Position at September 30, 2007

Parent Company: Newark Financial Inc.

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:
Votorantim Celulose e Papel S.A	CNPJ: 60.643.228/0001-21

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nova HPI Participações Ltda.	11,679,604	11.05	-	-	11,679,604	5.72
Votorantim Investºs Industriais S.A.	94,022,846	88.95	677	-	94,023,523	46.06
BNDES Participações S.A	-	-	7,555,369	7.67	7,555,369	3.70
Council of Administration , Chief Officers and
Fiscal council	-	-	25,820	0.02	25,820	0.01
Others	1	-	90,832,289	92.28	90,832,290	44.50
Treasury stocks	1	-	28,900	0.03	28,901	0.01
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00

Parent Company:
Votorantim Investimentos Industriais S.A	CNPJ: 03.407.049/0001-51

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Participações S.A.	11,165,582,998	100.00	-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1	-	-	-	1	-
Fábio Ermírio de Moraes	1	-	-	-	1	-

Page: 47

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	11,165,583,000	100.00	- -	11,165,583,000	100.00

Parent Company:
Nova HPI Participações Ltda.	CNPJ: 65.785.669/0001-81

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Participações S.A.	7,212,408	100.00	-	-	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	-	-	1	0.00
Total	7,212,409	100.00	-	-	7,212,409	100.00

Parent Company:
Votorantim Participações S.A.	CNPJ: 61.082.582/0001-97

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Hejoassu Administração Ltda.	5,304,772,481	98.60	-		- 5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-		- 19,026,623	0.35
Total	5,380,878,973	100.00	-		- 5,380,878,973	100.00

Parent Company:
Hejoassu Administração Ltda.	CNPJ: 61.194.148/0001-07

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00

Page: 48

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	1,600,000	100.00	- -	1,600,000	100.00

Parent Company:
AEM Participações S.A.	CNPJ: 05.062.403/0001-89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.	CNPJ: 05.062.376/0001-44

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.	CNPJ: 05.062.355/0001-29

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Maria Helena Moraes Scripilliti	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Page: 49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Parent Company:
JEMF Participações S.A.	CNPJ: 05.062.394/0001-26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
José Ermírio de Moraes Neto	228,243,033	33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033	33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
MRC Participações S.A.	-	-	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR	CNPJ: 00.383.281/0001-09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	CNPJ: 33.657248/0001-89

Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-		- 6,273,711,452	100.00

Page: 50

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED
Total	6,273,711,452	100.00	- -	6,273,711,452	100.00

Parent Company:
ARAINVEST Participações S.A.	CNPJ: 06.139.408/0001-25

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.	CNPJ: 29.282.803/0001-68

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nobrasa Empreendimentos S.A.	388,095,112	41.56	-	-	388,095,112	20.78
Lorentzen Empreendimentos S.A.	302,790,180	32.42	87,595	0,01	302,877,775	16.22
São Teófilo Rep. Participações S.A.	226,072,316	24.21	689,998,722	73.88	916,071,040	49.04
Outros	16,944,980	1.81	243,816,271	26.11	260,761,249	13.96
Total	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

Parent Company:
Lorentzen Empreendimentos S.A.	CNPJ: 33.107.533/0001-26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nobrasa Empreendimentos S.A	46,876,916	79.29	-	-	46,876,916	63.02
Nebra Participações Ltda	10,913,643	18.46	8,692,807	56.93	19,606,450	26.36
Tiba Participações Ltda	1,327,485	2.25	6,572,501	43.05	7,899,986	10.62
Others	93	-	3,146	0.02	3,239	-
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00
(1) Foreign company

Page: 51

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Parent Company:
Nobrasa Empreendimentos S.A.	CNPJ: 30.927.925/0001-43

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Erling Sven Lorentzen	78,978,748	97.46	-		- 78,978,748	97.46
Others	2,055,210	2.54	-		- 2,055,210	2.54
Total	81,033,958	100.00	-		- 81,033,958	100.00

Parent Company:
Nebra Participações S.A.	CNPJ: 04.418.550/0001-86

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
New Era Development Co. Ltd. (1)	16,076,101	99.99	-	-	16,076,101	99.99
Others	100	0.01	-	-	100	0.01
Total	16,076,201	100.00	-	-	16,076,201	100.00
(1) Foreign company

Parent Company:
Tiba Participações Ltda	CNPJ: 03.410.452/0001-30

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Haakon Lorentzen.	2,103,695	100.00	-	-	2,103,695	100.00
Others	1	-	-	-	1	-
Total	2,103,696	100.00	-	-	2,103,696	100.00

Page: 52

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Parent Company:
Caminho Editorial Ltda	CNPJ: 54.089.495/0001-04

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Brasil Warrant Admin. Bes e Empresas Ltda	126,750,043	86.31	-	-	126,750,043	86.31
Others	20,109,957	13.69	-	-	20,109,957	13.69
Total	146,860,000	100.00	-		- 146,860,000	100.00

Parent Company:
Nalbra S LLC	CNPJ: 06.205.788/0001-59

			Stocks
Stockholders	Common		Preferred	Total
	Quantity	%	Quantity %	Quantity	%
	Unities		Unities	Unities
Nalbra Inc. (1)	30,012,000	100.00	- -	30,012,000	100.00
Total	30,012,000	100.00	-	- 30,012,000	100.00
(1) Foreign company

Parent Company:
São Teófilo Repres. Participações Ltda	CNPJ: 03.214.652/0001-17

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Caminho Editorial Ltda	16,475,914	50.00	5,630,018	19.03	22,105,932	35.35
Nalbra S LLC	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Silva I LLC (1)	-	-	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	-	-	1,704,503	5.76	1,704,503	2.73
Others	-	-	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00
(1) Foreign company

Page: 53

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda	CNPJ: 33.744.277/0001-88

			Stocks
Stockholders	Common		Preferred			Total
	Quantity	%	Quantity	%		Quantity	%
	Unities		Unities			Unities
Fernando Roberto Moreira Salles	2	25.00	120		2	4	25.00
Walter Moreira Salles Júnior	2	25.00	120		2	4	25.00
Pedro Moreira Salles	2	25.00	120		2	4	25.00
João Moreira Salles	2	25.00	120		2	4	25.00
Total	8	100.00	480		8	16	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR	CNPJ: 00.383.281/0001-09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	CNPJ: 33.657.248/0001-89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 54

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on September 30, 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	27,736,642	99.200	70,804,348	12.89	537,941,218	52.10
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	99.20	57,875,517	10.54	213,118,616	20.60
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	0	0	12,928,831	2.35	69,809,688	6.76
Management	1,905	0.00	0	0	47,807	0	49,712	-
Councilors	1,905	0.00	0	0	30,609	0	32,514	-
Directors	-	-	-	-	17,198	0	17,198	-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.27	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,803	0.80	476,869,621	86.84	492,596,866	47,71
Total issued stocks (3)	455,390,699	100.0	27,958,445	100.0	549,204,976	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	221,803	0.80	476,869,621	86.84	492,596,866	47,71

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 55

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

						Position on Setember 30, 2006
Stockholder		Common	%	Preferred	%	Preferred	%	Total	%
		Stocks		Stocks		Stocks
				(Class A)		(Class B)
Majorities Stockholders		439,400,228	96.5	37,736,642	99.3	87,876,647	16.3	565,013,517	54.7
Lorentzen	(4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra	(5)	127,506,457	28.0	27,736,642	73.0	57,875,517	10.7	213,118,616	20.7
VCP		127,506,457	28.0	-	-	-	-	127,506,457	12.3
BNDES		56,880,857	12.5	10,000,000	26.3	30,001,130	5.6	96,881,987	9.4
Management		136,134	0	0	0	113,506	0	249,640
Councilors		136,134	0	0	0	96,308	0	232,442
Directors		-	-	-	-	17,198	0	17,198
				-
Tax Council		10	0	-	-	-	-	10
Treasury Stocks	(1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2
Other Stockholders	(2)	15,371,213	3.4	276,191	0.7	449,677,235	83.4	465,324,639	45.1
Total issued stocks	(3)	455,390,699	100.0	38,012,833	100.0	539,150,588	100.0	1,032,554,120	100.0
Outstanding stocks	(2)	15,371,213	3.4	276,191	0.7	449,677,235	83.4	465,324,639	45.1

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Group Lorentzen participation is formed by: Arapar S.A.

(5)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 56

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on Special Review
of Quarterly Financial Information – September 30, 2007

To the Directors and Stockholders of Aracruz Celulose S.A. Aracruz - ES

1.	We conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Company and Consolidated) for the quarter and nine months periods ended September 30, 2007, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, comprising the balance sheets, statements of income and management comments on performance.

2.	Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company’s management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM) specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.	Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information referred to in paragraph 1 taken as a whole. The supplementary information related to the statements of cash flows and value added for the quarter ended September 30, 2007 are presented for the purpose of allowing additional analyses and are not required as part of the basic Quarterly Financial Information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our special review, are fairly stated, in all material respects, in relation to the Quarterly Financial Information taken as a whole.

5.	The balance sheet as of June, 2007 (Company and Consolidated) and the accompanying statements of income and supplementary cash flow and value-added for the quarter and nine-month period ended September 30, 2006, presented for comparison purposes, were examined by us and our unqualified special review reports thereon were issued July 5, 2007 and October 5, 2006, respectively.

Rio de Janeiro, October 8, 2007 (Portuguese original signed by): DELOITTE TOUCHE TOHMATSU Independent Auditors CRC 2SP 011.609/O-8 “S” ES	Amauri Froment Fernandes Accountant CRC 1RJ 039.012/O-5 “S” ES

Page: 57

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer